

October 26, 2020

Gad Soffer
Chief Executive Officer
Consonance-HFW Acquisition Corp.
1 Palmer Square, Suite 305
Princeton, NJ 08540

> **Re: Consonance-HFW Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 26, 2020**
> **File No. 333-249394**

Dear Mr. Soffer:

We have reviewed your amended registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed October 26, 2020

Exhibit 5.2, page 1

1. Please revise to remove the "solely" language in the last paragraph. Purchasers of the securities in the offering are entitled to rely on the opinion expressed. For guidance you may wish to refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 (CF).

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing